BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Don R. De Souza                                      Mailing Address:
Vice President                                       P.O. Box 318
Telephone: 212-250-2216                              Church Street Station
                                                     New York, NY 10008


                                                     February 14, 1994



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

       Re:  Filing of Schedule 13G on
             General Motors Corporation
             Common Stock - Class H


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                                     Sincerely,

                                                     /s/Don R. De Souza



Enclosures

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  2 )*
                                 ____

                          General Motors Corporation
                    _______________________________________
                                NAME OF ISSUER:
                   Common Stock - Class H (Par Value $0.10)
                    _______________________________________
                         TITLE OF CLASS OF SECURITIES
                                   370442501
                    _______________________________________
                                 CUSIP NUMBER


       Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP No. 370442501                                  Page 2 of 6 Pages


1.NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corporation and Its Wholly Owned
   Subsidiary, Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor
   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
             (A)  [ ]
             (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

   Both Bankers Trust New York Corporation and Bankers Trust
   Company are New York Corporations.

 NUMBER OF          5. SOLE VOTING POWER

  SHARES                   230,188

BENEFICIALLY        6. SHARED VOTING POWER

 OWNED BY                  284

  EACH              7. SOLE DISPOSITIVE POWER

REPORTING                  710,072

 PERSON             8. SHARED DISPOSITIVE POWER

  WITH                     284

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           710,356

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *

                           X

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           0.8%

12.TYPE OF REPORTING PERSON *

       Bankers Trust New York Corporation - HC
       Bankers Trust Company - BK

                         DISCLAIMER OF BENEFICIAL OWNERSHIP

       THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE "BANK") IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF ALL SECURITIES COVERED BY THIS STATEMENT, AND THE BANK EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP AS SET FORTH IN ITEM 4(a) HEREOF.

Item 1(a)        NAME OF ISSUER:

                 General Motors Corporation

Item 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 GM Building
                 767 Fifth Avenue
                 New York, NY  10153-0075

Item 2(a)        NAME OF PERSON FILING:

                 Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor.

Item 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                 280 Park Avenue
                 New York, New York  10017

Item 2(c)        CITIZENSHIP:

                 Bankers Trust New York Corporation and Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor, are both corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock - Class H (Par Value $0.10) of General Motors Corporation, a Delaware corporation.

Item 2(e)        CUSIP NUMBER:

                 370442501

Item 3           THE PERSON FILING IS A:

                 For Bankers Trust New York Corporation,

      (g)        [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

                 For Bankers Trust Company,

      (b)        [X] Bank as defined in section 3(a)(6) of the Act.

Item 4           OWNERSHIP:

                 (a)  Amount Beneficially Owned:

                      Bankers Trust Company, As Trustee for various
                 trusts, and employee benefit plans, and investment advisor (the "Bank"), was the beneficial owner as of December 31, 1993 of 710,356 shares of common stock. It was also the record owner of 16,624,784 shares held by the Bank as Trustee of the GM Savings Stock Purchase Program for Salaried employees in the U.S., Personal Savings Plan for Hourly employees in the U.S., Hughes Aircraft Co. Salaried Employees' Thrift and Savings Plan, Hughes Aircraft Co. California Hourly Employees' Thrift and Savings Plan, Hughes Aircraft Co. Tucson Bargaining Employees' Savings and Thrift Plan, Hughes Thrift & Savings Plan (the "Plan") with respect to which the bank disclaims beneficial ownership.
                      The Plan states that each Plan participant shall
                 have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.

                 (b)  PERCENT OF CLASS:

                 The common stock described in Item 4(a) above as to which the Bank acknowledges beneficial ownership constitutes 0.8% of the Issuer's outstanding Common Stock. The Common Stock as to which the Bank disclaims beneficial ownership constitutes 17.9% of the Issuer's outstanding Common Stock.

                 (c)  Number of shares as to which the Bank has:
                         (i)  sole power to vote or to direct the
                          vote - 230,188

                        (ii)  shared power to vote or to direct the
                          vote - 284

                   (iii)  sole power to dispose or to direct the
                              disposition of - 710,072

                        (iv)  shared power to dispose or to direct
                         the disposition of - 284

Item 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 [X]

Item 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                 ANOTHER PERSON:

                 The Issuer's Plan, and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                 See Item 3 above.

Item 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                 GROUP:

                 Not applicable.

Item 9           NOTICE OF DISSOLUTION OF GROUP:

                 Not Applicable

Item 10          CERTIFICATION:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1993

Signature:  Bankers Trust New York Corporation


              /s/James T. Byrne, Jr.
By:              James T. Byrne, Jr.
Title:               Secretary



Signature: Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor.


              /s/Don R. De Souza
By:              Don R. De Souza
Title:           Vice President